Colony Global Acquisition Corp.
515 South Flower Street, 44th Floor
Los Angeles, CA  90071

March 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Jay Ingram

Re:	Colony Global Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-209412)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Colony Global Acquisition Corp. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, file number 333-209412, together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above.  The Company is seeking withdrawal of the Registration Statement because it no longer wishes to conduct a public offering of securities at this time.  The Company believes the withdrawal to be consistent with the public interest and the protection of investors.  The Company confirms that no securities have been sold in connection with the proposed offering.

In accordance with Rule 477(c) under the Securities Act, the Company respectfully advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you require any additional information, please contact Gregg A. Noel of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4540 or the undersigned at (310) 282-8820.

Very truly yours,

/s/ Neale Redington
Neale Redington
Chief Financial Officer

cc:	Gregg A. Noel
Skadden, Arps, Slate, Meagher & Flom LLP